 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of November 2012

Commission File Number 001-34132

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street

Xicheng District, Beijing 100033

People’s Republic of China

(86-10) 8809-1099

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

China Mass Media Corp. Announces Completion of Merger

BEIJING, Nov. 2, 2012 /PRNewswire/ -- China Mass Media Corp., incorporated in the Cayman Islands ("CMM" or the "Company") (PINK: CMMCY), a television advertising company in China, announced the completion of the merger contemplated by the previously announced Agreement and Plan of Merger dated August 6, 2012 (the "Merger Agreement") among the Company, China Mass Media Holdings Limited ("Parent"), a Cayman Islands company beneficially owned by Mr. Shengcheng Wang, CMM Holdings Limited ( "Merger Sub"), a company wholly owned by Parent, and Mr. Shengcheng Wang, pursuant to which Merger Sub will be merged with and into CMM with CMM surviving the merger as a wholly owned subsidiary of Parent. As a result of the merger, CMM became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company's shareholders at an extraordinary general meeting held on October 31, 2012, each ordinary share of the Company ("Share") issued and outstanding immediately prior to the effective time of the merger, other than the Shares and American depositary shares ("ADSs") beneficially owned by the Buyer Filing Persons (as defined in the Company's proxy statement), has been cancelled in exchange for the right to receive $0.0167 and each ADS, each representing 300 Shares, represents the right to receive $5.00, in each case, in cash.

Registered holders of Shares and ADSs represented by share or ADS certificates will receive a letter of transmittal and instructions on how to surrender their certificates in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their certificates. Payment will be made to surrendering registered ADS holders and holders of ADSs in un-certificated form as soon as practicable after Citibank, N.A., the Company's Depositary, receives the merger consideration. For any questions relating to the surrender and payment procedures, holders of Shares may contact Julie Zhili Sun, the Chief Financial Officer of the Company at 86-10-8809 1099 and holders of ADSs may contact the Depositary at Citibank, N.A. -- ADR Department, at 1-877-CITI-ADR (877-248-4237).

The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing Form 15 with the SEC. The Company's obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About China Mass Media Corp.

As a television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services.

Contact

China Mass Media Corp.

Julie Sun
CFO
6/F, Tower B, Corporate Square,
35 Finance Street Xicheng District
Beijing, 100033
P. R. China
Phone: +86-10-8809-1099
Email: juliesun@chinammia.com

Christensen

Tip Fleming
Phone: +852-2117-0861
Email: tfleming@christensenir.com

SIGNATURE

CHINA MASS MEDIA CORP.
(Registrant)

Date: November 5, 2012	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer